REPUBLIC OF KENYA

THE NATIONAL TREASURY AND PLANNING

Treasury Building, Harambee Avenue
Nairobi
Kenya
Tel: +254 20 2252299
Email: ps@treasury.go.ke

Cabinet Secretary of The National Treasury
Treasury Building, Harambee Avenue
P.O. Box 30007-00100
NAIROBI
KENYA

March 22, 2021

John Cecil
Chairman, President & CEO
255 Duncan Mill Rd. Suite 504
North York, ON M3B 3H9

URGENT: Project on hold (RE: Follow-up on the News Story Published by Business Daily on March 18, 2021)

Dear Mr. Cecil,

Thank you for your commitment and the constant interest in the anticipating project between the government of Kenya and Kallo Inc.

Due to the current news speculations published by the Business daily news concerning the government of Kenya's agreement with Kallo Inc. have been disclosed without our concern, the government has decided that it is on our best interest to put the project on hold for the following reasons.

Currently, the Republic of Kenya is undergoing preparations for the upcoming elections and concerns related to the allegations stated in the media could cause serious political complications. Reason why we are unable to continue with the project at this time, and we thought of sharing this unexpected news with you the soonest in orders to avoid an unnecessary expedition of time and resources.

For clarification, please note that the project is not being terminated, but put on hold for a certain period of time; however the length of this time is still undetermined. While still keeping in mind our previous agreements, we will inform you of any upcoming matters related to this decision.

Yours sincerely,

THE NATIONAL TREASURY & PLANNING
CABINET SECRETARY
NAIROBI, KENYA

Hon. Ambassador Ukur Yatani, EGH
Cabinet Secretary for the National Treasury & Planning